UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                      SEC File Number: 333-96589


(Check One):  |X| Form 10-KSB |_| Form 20-F  |_| Form 11-K |_| Form 10Q
              |_| Form 10-D   |_| Form N-SAR |_| Form N-CSR

     For Period Ended: October 29, 2006

     |_| Transition Report on Form 10-K
     |_| Transition Report on Form 20-F
     |_| Transition Report on Form 11-K
     |_| Transition Report on Form 10-Q
     |_| Transition Report on Form N-SAR

     For the Transition Period Ended:

             ------------------------------------------------------

Read Attached Instruction Sheet Before Preparing Form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION


Full Name of Registrant: Aces Wired, Inc.


Former Name if Applicable: OEF Corporate Solutions, Inc.


Address of Principal Executive Office (Street and Number): 12225 Greenville Avenue, Suite 861


City, State and Zip Code: DALLAS, TEXAS 75243


                                     PART II
                             RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

      (X)   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (x)   (b)   The subject  annual  report,  semi-annual  report,  transition report on Form 10-KSB, 20-F, 11K, 10-Q, 10-D, N-SAR, N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10- QSB or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

         The Registrant's Form 10-KSB for its fiscal year ended October 29, 2006 could not be filed within the prescribed time period without unreasonable effort or expense as a result of delay associated with obtaining independent valuations required for preparation of the Registrant's financial disclosure in the Form 10-KSB. In reporting the acquisition of Aces Wired, LLC, it was necessary to get a third party independent valuation of Aces Wired, LLC and K&B Sales, Inc. The Registrant continues to dedicate significant resources to completing the financial disclosure and the Form 10-KSB, and currently anticipates filing the Form 10-KSB on or before the end of the extended deadline.


                                     PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

      Christopher C. Domijan             (214)                    261-1963
      ----------------------             -----               ------------------
              (Name)                  (Area Code)             (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If the answer is no identify report(s).

      YES |X|    NO |_|



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      YES |X|    NO |_|


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      We expect to report significantly different operating results for the year ended October 29, 2006 from the year ended October 30, 2005, primarily as a consequence of the revenues and expenses generated by gaming amusement centers opened during the year ended October 29, 2006 and the changes in corporate overhead and share based compensation associated with the combination of K&B Sales, Inc., Aces Wired, LLC and their acquisition by the Registrant on October 4, 2006. We experienced a net loss for year ended October 29, 2006 of approximately $5.1 million, compared to net income of $45,000 in year ended October 30, 2005.

                                Aces Wired, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  January 30, 2007               By: /s/ Kenneth R. Griffith
       ----------------                   --------------------------------------
                                          Kenneth R. Griffith
                                          President and Chief Executive Officer